

December 6, 2012

Via E-mail
Daniel P. Glennon
Executive Vice President and Chief Financial Officer
Teavana Holdings, Inc.
3630 Peachtree Rd. NE, Suite 1480
Atlanta, Georgia 30326

> **Re:** **Teavana Holdings, Inc.**
> **Amendment 1 to Preliminary Information Statement on Schedule 14C**
> **Filed December 5, 2012**
> **File No. 001-35248**

Dear Mr. Glennon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

The Merger Agreement, page 42

Explanatory Note Regarding the Merger Agreement, page 42

1. We note your response to comment 7 in our letter dated December 4, 2012, as well as the revisions to your disclosure. Notwithstanding these revisions, we remain concerned about the cautionary statements concerning the representations and warranties in the Merger Agreement in the fourth and fifth sentences of the second paragraph on page 42. As previously requested, please revise these sentences to eliminate any implication that your stockholders cannot rely on the representations and warranties for disclosure purposes.

Fairness Opinion of Piper Jaffray, page C-3

2. We note your response to comment 8 in our letter dated December 4, 2012. As previously requested, please remove the reliance limitations in the second sentence of the third paragraph of page C-3.

Please contact Jacqueline Kaufman, Staff Attorney at (202) 551-3797, Dietrich King, Legal Branch Chief at (202) 551-3338 or me at (202) 551-3264 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director

cc: David Christopherson, Teavana Holdings, Inc.
    Jay Smith, DLA Piper LLP
    Christopher Edwards, DLA Piper LLP